File No. 82-5215

松井証券
Matsui Securities Co.,Ltd.

RECEIVED
2008 NOV 17 A 11:28

November 10, 2008

[redacted]

08005900

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

SUPPL

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated Financial Summary under Japanese GAAP for the Six Months Ended September 30, 2008
2. Report as to Acquisition of Its Own Shares by the Company in October 2008 (From October 1, 2008 through October 31, 2008)

If you have any further questions or requests for additional information please do not hesitate to contact Yoshiaki KATO at 011-813-5216-0653 (telephone), 011-813-5216-8639 (facsimile) or y-kato@matsui.co.jp (E-mail).

Very truly yours,

PROCESSED
NOV 19 2008
THOMSON REUTERS

Matsui Securities Co., Ltd.

By

Name: Shinichi UZAWA
Title: Director, General Manager of Finance Department

11/17

File No. 82-5215

Consolidated Financial Summary under Japanese GAAP
For the Six Months Ended September 30, 2008

Date: October 30, 2008
Company name (code number): Matsui Securities Co., Ltd. (8628)
Stock exchange listing: Tokyo
(URL http://www.matsui.co.jp/ir/en/index.html)
Representative: Michio Matsui: President and Chief Executive Officer
Contact: Shinichi Uzawa: Director, General Manager of Finance Department
Planed date of filing of quarterly securities report: November 13, 2008

Note: All figures in the financial statements are rounded off to the nearest millionth.

1. Consolidated financial summary for the six months ended September 30, 2008

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Six months ended September 30, 2008	15,022	–	13,789	–	6,487	–	6,539	–
Six months ended September 30, 2007	22,095	2.2	20,209	0.3	11,547	4.4	11,623	3.7

	Net income		Earnings/ share	Fully diluted earnings/ share
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)
Six months ended September 30, 2008	3,923	–	14.71	13.07
Six months ended September 30, 2007	7,279	10.6	27.04	24.16

(2) Financial position

	Total assets	Net assets	Equity ratio	Net assets /share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
As of September 30, 2008	518,499	68,671	13.2	263.33
As of March 31, 2008	513,369	81,044	15.8	301.03

Net assets - (new-share purchase rights + minority interests):
As of September 30, 2008 68,671 million yen As of March 31, 2008 81,044 million yen

2. Dividends

	Dividends per share				
	First quarter	Second quarter	Third quarter	Forth quarter	Fiscal
	(Yen)	(Yen)	(Yen)	(Yen)	(Yen)
Year ended March 31, 2008	–	–	–	35.00	35.00
Year ends March 31, 2009	–	–			
Year ends March 31, 2009 (estimation)			–	–	–

Note) Dividend of 35 yen per share for the year ended March 31, 2008 includes commemorative dividend of 15 yen.

3. Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its monthly business information instead of such forecasts.

4. Other information

(1) Changes in scope of consolidation: None

(2) Adoption of the simplified accounting policies and typical accounting procedures for preparation of the quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reclassifications for the consolidated financial statements (such changes to be noted in "Significant change in accounting policies for the consolidated financial statements")

① Changes due to amendment of accounting standards: Yes

② Changes due to other changes than above: Yes

(4) Number of shares outstanding (common stock)

① Number of shares outstanding including treasury stock

As of September 30, 2008	269,260,202 shares
As of March 31, 2008	269,253,902 shares

② Number of treasury stock

As of September 30, 2008	8,483,345 shares
As of March 31, 2008	32,138 shares

③ Average number of shares outstanding

For the Six months ended September 30, 2008	269,648,738 shares
For the Six months ended September 30, 2007	269,188,891 shares

Notice to readers:

The accompanying consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Notes

1. Comments on the Operating Results
   Translation omitted.

2. Comments on the Financial Position
   Translation omitted.

3. Notes to Financial Forecast
   Translation omitted.

4. Others
   (1) Changes in scope of consolidation: None
   (2) Adoption of the simplified accounting policies and typical accounting procedures for prep aration of the quarterly consolidated financial statements: None
   (3) 1. From this fiscal year, the Company applies "Accounting Standard on the Quarterly Financial Statements (Accounting Standard No.12)" and "Guideline for the Application of Accounting Standard on the Quarterly Financial Statements". In addition, The Quarterly Financial Statements are prepared in accordance with "Regulations of Consolidated Quarterly Financial Statements".
   2. Financing lease transactions other than those where title of the property is transferred to lessee have been accounted for as ordinary lease transactions for the year ended March 31, 2008 and previous years. From this First quarterly period, the Company accounts for these transactions as purchasing transactions according to "Accounting Standard on Lease Transactions (Accounting Standard No.13, revised on March 30, 2007. Originally implemented on June 17, 1993 by the Meeting No.1 of Accounting Standard Board)" and "Guideline for the Application of Accounting Standard on Lease Transactions (Guideline for the Application of Accounting Standard No.16, revised on March 30, 2007, Originally implemented on January 18, 1994 by the Accounting System Committee, the Japanese Institute of Certified Public Accountants)".
   The impact of the change above on operating income, ordinary income and net income is immaterial.
   Those transactions which started on and before March 31, 2008 are accounted for according to the previous rules.

5. Consolidated financial statements

[1] Consolidated balance sheets

(Millions of Yen)

	September 30, 2008	March 31, 2008
Assets		
Current Assets		
Cash and bank deposits	13,241	22,978
Cash segregated as deposits	236,012	208,012
Cash in trust	69,946	41,503
Trading assets:	3,267	3,059
Trading securities and others	0	—
Derivatives	3,267	3,059
Net receivables arising from pre-settlement date trades	—	1
Margin account assets:	168,424	207,232
Loans receivable from customers	162,856	203,823
Cash deposited as collateral for securities borrowed from securities finance companies	5,568	3,408
Receivables on collateralized securities transactions:	1,810	708
Cash deposits collateral for securities borrowed	1,810	708
Receivables from customers and others	85	65
Short-term guarantee deposits	11,642	15,349
Others	7,008	7,501
Allowance for doubtful accounts	(234)	(279)
Total current assets	511,201	506,129
Fixed assets		
Tangible fixed assets	923	965
Intangible assets	3,472	3,291
Software	3,458	3,274
Others	14	16
Investments and others	2,902	2,984
Investment securities	335	343
Others	3,489	3,845
Allowance for doubtful accounts	(922)	(1,204)
Total fixed assets	7,297	7,240
Total assets	518,499	513,369

(Millions of Yen)

	September 30, 2008	March 31, 2008
Liabilities		
Current liabilities		
Trading liabilities:	566	175
Derivatives	566	175
Net payables arising from pre-settlement date trades	465	—
Margin account liabilities:	37,503	29,720
Loans from securities finance companies	9,483	5,679
Proceeds of securities sold on customers' account	28,020	24,041
Payables on collateralized securities transactions:	12,692	22,278
Cash deposits as collateral for securities loaned	12,692	22,278
Deposits received	124,091	119,965
Guarantee money received	150,916	128,036
Suspense account for undelivered securities	0	16
Short-term borrowings	35,032	36,050
Bonds due within one year	40,000	20,000
Accrued income taxes	2,421	4,761
Accrued bonuses	68	136
Others	2,255	2,435
Total current liabilities	406,010	363,572
Long-term liabilities		
Bonds	—	20,000
Convertible bonds	39,800	39,800
Long-term borrowings	68	5,000
Reserve for retirement bonuses for directors and auditors	204	206
Others	0	0
Total long-term liabilities	40,073	65,006
Statutory reserves		
Reserve for securities transactions	—	3,746
Reserve for financial products transaction liabilities	3,746	—
Total statutory reserves	3,746	3,746
Total liabilities	449,828	432,324

(Millions of Yen)

	September 30, 2008	March 31, 2008
Net assets		
Shareholders' equity		
Common stock	11,944	11,942
Capital surplus	9,792	9,790
Earned surplus	53,838	59,337
Treasury stock	(6,898)	(22)
Total shareholders' equity	68,675	81,046
Valuation and translation adjustments		
Net unrealized gain (loss) on investment securities, net of taxes	(4)	(2)
Total valuation and translation adjustments	(4)	(2)
Total net assets	68,671	81,044
Total liabilities and net assets	518,499	513,369

[2] Consolidated statements of income

Six months ended September 30, 2008

(Millions of Yen)

	Six months ended September 30, 2008
Operating revenues	
Commissions	9,815
Brokerage commissions	8,741
Underwriting and selling commissions	1
Subscription and distribution commissions	0
Others	1,073
Net gain (loss) on trading	3
Interest and dividend income	5,204
Total operating revenues	15,022
Interest expenses	1,233
Net operating revenues	13,789
Selling, general and administrative expenses	
Transaction related expenses	2,077
Employees' compensation and benefits	1,067
Occupancy and rental	239
Data processing and office supplies	3,141
Depreciation	607
Duties and taxes other than income taxes	95
Others	76
Total selling, general and administrative expenses	7,303
Operating income	6,487
Non-operating income	
Dividend income	51
Others	12
Total non-operating income	63
Non-operating expenses	
Others	11
Total non-operating expenses	11
Ordinary income	6,539
Special profits	
Reversal of allowance for doubtful accounts	70
Total Special profits	70
Income before income taxes	6,609
Income taxes - current	2,397
Income taxes - deferred	289
Income taxes	2,686
Net income	3,923

From this fiscal year, the Company applies "Accounting Standard on the Quarterly Financial Statements (Accounting Standard No.12)" and " Guideline for the Application of Accounting Standard on the Quarterly Financial Statements". In addition, The Quarterly Financial Statements are prepared in accordance with "Regulations of Consolidated Quarterly Financial Statements".

(3) Notes on Going-Concern Uncertainties

No relevant items.

(4) Notes on the Significant Change in Net Assets

Mainly according to the board of directors meeting of the Company held on July 31, 2008, the Company acquired its own shares during the fiscal half-year period ended September 30, 2008. As a result, treasury stock has increased by 6,875 million Yen (Net assets has decreased), and the outstanding amount of treasury stock as of September 30, 2008 is 6,898 million Yen.

The Company has also distributed dividends totaling 9,423 million Yen from earning surplus to its shareholders in the same fiscal half-year period.

(Additional Information)

Reserve for Securities Transactions which was accounted for as of March 31, 2008 according to the Article 51 of the former Securities Exchange Law based on the Article 40 of the supplementary provision of the Financial Instruments and Exchange Law has been changed into Reserve for Financial Products Transaction Liabilities according to the Article 46-5 of the Financial Instruments and Exchange Law.

(Reference)

(1) Consolidated statements of income

Item	Six months ended September 30, 2007 Millions of Yen		%
I Operating revenues			
Commissions		13,125	
Brokerage commissions	11,838		
Underwriting and selling commissions	7		
Subscription and distribution commissions	1		
Others	1,279		
Net gain (loss) on trading		2	
Interest and dividend income		8,968	
Total operating revenues		22,095	100.0
II Interest expenses		1,886	
Net operating revenues		20,209	91.5
III Selling, general and administrative expenses			
Transaction related expenses	2,291		
Employees' compensation and benefits	1,125		
Occupancy and rental	219		
Data processing and office supplies	3,542		
Depreciation	557		
Duties and taxes other than income taxes	141		
Provision of allowance for doubtful accounts	687		
Others	99		
Total selling, general and administrative expenses		8,662	39.2
Operating income		11,547	52.3
IV Non-operating income			
Compensation income for damages	6		
Dividend income	58		
Others	20		
Total non-operating income		84	0.4
V Non-operating expenses			
Others	9		
Total non-operating expenses		9	0.1
Ordinary income		11,623	52.6

	Six months ended September 30, 2007		
Item	Millions of Yen		%
VI Special profits			
Gain on sales of investment securities	1,110		
Total special profits		1,110	5.0
VII Special losses			
Loss on sales and disposals of property and equipment	0		
Provision for statutory reserves	178		
Others	0		
Total special losses		178	0.8
Income before income taxes		12,555	56.8
Income taxes - current	5,668		
Income taxes - deferred	(392)	5,276	23.9
Net income		7,279	32.9

(2) Notes on Going-Concern Uncertainties

No relevant items.

File No. 82-5215

(Summary translation)

Report as to Acquisition of Its Own Shares By the Company In October 2008

(From October 1, 2008 through October 31, 2008)

Matsui Securities Co., Ltd.

1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau

On November 6, 2008

Target Shares: Common Stock

1 Status of Acquisition

(1) Status of Acquisition resolved by the general shareholders' meeting

No relevant items.

(2) Status of Acquisition resolved by the Board of Directors meeting

As of October 31, 2008

	Number of shares		Total amount (Yen)
Resolution of the Board of Directors meeting resolved on July 31, 2008 (Period of acquisition: From August 1, 2008 to October 31, 2008)	12,500,000		10,000,000,000
Acquisition during the report month (Date of acquisition)	October 1	125,100	93,426,800
	October 2	200,000	149,024,100
	October 3	200,000	147,310,000
	October 6	200,000	138,557,800
	October 7	200,000	131,465,500
	October 8	200,000	125,540,000
	October 9	200,000	123,902,300
	October 10	200,000	113,622,600
	October 14	83,300	55,371,000
	October 15	200,000	133,376,500
	October 16	200,000	131,486,100
	October 17	200,000	134,186,100
	October 20	200,000	131,140,500
	October 21	200,000	135,674,600
	October 22	200,000	132,347,600
	October 23	200,000	123,348,100
	October 24	200,000	121,280,000
	October 27	200,000	112,716,300
	October 28	200,000	99,404,000
	October 29	200,000	107,979,200
	October 30	185,700	102,195,000
	October 31	55,000	33,085,000
Total	—	4,049,100	2,576,439,100
Accumulated number of treasury stock acquired as of the end of report month	12,500,000		9,451,648,100
Percentage of accumulated number of treasury stock acquired to the total number of shares resolved	100.00		94.52

※Date of acquisition is equal to trade date.

2 Status of Disposition

No relevant items.

3 Status of Holding

As of October 31, 2008

	Number of shares
Total shares outstanding	269,260,202
Treasury stock held by the Company	12,532,574

※The number of treasury stock held by the Company is based on trade date.

END